Prelude Therapeutics Inc.
175 Innovation Boulevard
Wilmington, Delaware 19805

December 15, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alan Campbell, Esq.

Re:	Prelude Therapeutics Inc. Registration Statement on Form S-3 Filed December 10, 2025 File No. 333-292048

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Prelude Therapeutics Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-292048), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on December 16, 2025 or as soon as practicable thereafter.

PRELUDE THERAPEUTICS INC.

By:	/s/ Krishna Vaddi, Ph.D.
Name:	Krishna Vaddi, Ph.D.
Title:	Chief Executive Officer